MASTERWORKS

Launching Now | KAWS (31.6% | $873K)

Masterworks Recently Sold Paintings[1]



Andy Warhol
256 days held
10.4% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



KAWS

99% SOLD OUT



After reviewing 180 others, Masterworks opportunistically acquired the Painting at an attractive price, offering it to investors at a 5.1% discount to our internal, pre-sourcing valuation. A similar KAWSBob just sold at auction in December 2022 for $1.1mm.

Initial Offering

$873,000

Offering Circular

sec.gov

Price Appreciation of Similar Works[2] 31.6%



$3M
$2.3M
$1.5M
$0.8M
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INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by KAWS with the following criteria: acrylic paintings on canvas, 50 inches or larger in at least one dimension featuring cropped depictions of SpongeBob SquarePants executed in the character’s established color palette. The comparative set includes one painting acquired by Masterworks 102, LLC, at Phillips 20th Century & Contemporary Art Evening Sale held on November 11, 2017 for $1,542,500. The data was sourced from publicly available auction records and does not include private sales.

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is solely responsible for this communication. No FINRA registered broker-dealer or financial advisor is or has been involved in the development or dissemination of this communication.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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